UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Wayfair Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
94419L101
(CUSIP Number)
December 31, 2023
(Date of Event which Requires filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Steven Conine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,886,707
6	SHARED VOTING POWER 22,857
7	SOLE DISPOSITIVE POWER 11,886,707
8	SHARED DISPOSITIVE POWER 22,857
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,909,564
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%
12	TYPE OF REPORTING PERSON IN

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ITEM 1.(a)    Name of Issuer:
Wayfair Inc. (the “Issuer”)
(b)    Address of Issuer's Principal Executive Offices:
4 Copley Place
Boston, MA 02116
ITEM 2.    (a)    Name of Person Filing:
Steven Conine (the “Reporting Person”)
(b)    Address or Principal Business Office:

4 Copley Place
Boston, MA 02116
(c)    Citizenship:
U.S. citizen

(d)    Title of Class of Securities:

Class A Common Stock, $0.001 par value per share, of the Issuer (the “Class A Common Shares”)
(e)    CUSIP Number:

94419L101
ITEM 3.
Not applicable.
ITEM 4.    Ownership

(a)    Amount beneficially owned:

This Amendment No. 9 to Schedule 13G is filed with respect to the Class A Common Shares, but also relates to the Class B Common Stock, $0.001 par value per share (the “Class B Common Shares”), of the Issuer that may be converted on a one-for-one basis into Class A Common Shares as further described below.

The amount beneficially owned by the Reporting Person includes: (i) 279,073 Class A Common Shares, (ii) 10,989,804 Class B Common Shares, (iii) 617,830 Class A Common Shares held by the Conine Family Foundation, of which the Reporting Person’s spouse is

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President, and (iv) 22,857 Class A Common Shares held by SK Ventures LLC, of which the Reporting Person is a member.

Each Class B Common Share is convertible at any time at the option of the Reporting Person into one Class A Common Share. In addition, each Class B Common Share will automatically convert into one Class A Common Share (a) upon transfer thereof, subject to certain exceptions, (b) upon the date on which the outstanding Class B Common Shares represent less than 10% of the aggregate number of shares of the then outstanding Class A Common Shares and Class B Common Shares, in the aggregate, or (c) in the event that holders of at least 66 2/3% of the then outstanding Class B Common Shares elect to convert all such Class B Common Shares into Class A Common Shares.

(b)    Percent of Class:

11.5%

The ownership percentage above is based on an aggregate of 103,447,366 Class A Common Shares, consisting of (i) 92,457,562 Class A Common Shares outstanding as of December 31, 2023, and (ii) 10,989,804 Class A Common Shares issuable upon conversion of the 10,989,804 Class B Common Shares (on a one-for-one basis) held by the Reporting Person as of December 31, 2023.

(c)    Number of shares as to which the Reporting Person has:

The Reporting Person has the sole power to vote or to direct the vote with respect to, and the sole power to dispose or to direct the disposition of: (i) 896,903 Class A Common Shares and (ii) 10,989,804 Class B Common Shares. The Reporting Person has shared power to vote or to direct the vote with respect to, and shared power to dispose or to direct the disposition of, 22,857 Class A Common Shares.
ITEM 5.    Ownership of Five Percent or Less of a Class
Not applicable.
ITEM 6.    Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
ITEM 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
ITEM 8.    Identification and Classification of Members of the Group
Not applicable.
ITEM 9.    Notice of Dissolution of Group

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Not applicable.
ITEM 10. Certifications

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2024

By: /s/ Steven Conine Name: Steven Conine Title: Co-Founder